LVIP Foundation Funds




VIA eMail and EDGAR

March 6, 2009

Ms. Ellen Sazzman, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4644

RE:   Lincoln Variable Insurance Products Trust
      Post-Effective Amendment No. 51
      File Nos.:  811-08090 and 033-70742
      Date filed:  December 22, 2008


Dear Ms. Sazzman:

         Following are my response to your comments on the above referenced filing.

1. Clarify the paragraph preceding the target allocation tables within the section titled "What are the funds' goals and main investment strategies?".

         Response:  This paragraph has been clarified.

2. Clarify the first paragraph after the target allocation tables within the section entitled "What are the funds' goals and main investment strategies?".

         Response:  A sentence has been added to clarify the paragraph.

3. In the first paragraph after the target allocation tables within the section entitled "What are the funds' goals and main investment strategies?", clarify what is meant by "evolution of the global opportunity set".

         Response:  The language has been revised for clarification.

4. In the second paragraph after the target allocation tables within the section entitled "What are the funds' goals and main investment strategies?", clarify that the sub-adviser has flexibility to select investment styles.

         Response:  Clarifying language has been added.

5. In the section titled U.S. Mid and Large Cap Growth, clarify what is meant by companies believed to have "large-end market potential".

         Response:  Clarifying language has been added.

6. In the section entitled International Value Equity, clarify the second sentence.

         Response:  Clarifying language has been added.

7. In the section entitled Emerging Markets, clarify how emphasis will be placed on the various factors listed.

         Response: This language has been revised to clarify that the manager will focus on emerging countries which have economies that are believed to be developing strongly and markets that are becoming more sophisticated.

8. Clarify the last sentence in the first paragraph of the section entitled "What are the main risks of investing in the funds?".

         Response:  Clarifying language has been added.

9. In the section entitled "What are the main risks of investing in the funds?", bold the language comparing the risks of investing in equity and fixed income investments between the three Foundation Funds. Add similar disclosure to other risk sections where appropriate.

         Response: The disclosure has been bolded. I have also added similar disclosure under the Foreign Investments sub-section.

10.      Add Acquired Fund Fees and Expenses to the fee table as appropriate.

         Response: Acquired Fund Fees and Expenses have been added and appropriate adjustments made to the expense table.

11. In the section entitled "Management of the Funds", clarify that the advisory fee shown is net of fee waivers.

         Response:  Responsive language has been added.

12. In the Management of the Funds section, disclose Sharon Hill's position with Delaware when she joined in 2000.

         Response:  Responsive disclosure has been added.

13.      Clarify the section titled "Impact to Funds from Profile Fund
         Investments".

         Response:  This section has been revised with clarifying language.

14. In the section entitled "General Information", disclose that investors may obtain a "free" copy of the SAI, annual or semi-annual report.

         Response:  Responsive language has been added.

15. In the SAI, disclose Other Accounts Managed, Material Conflicts of Interest and Compensation Structures and Methods pertaining to the portfolio managers required to be disclosed in the prospectus.

         Response:  Responsive disclosure has been added to the SAI.

16. In the SAI, ensure that Appendix B (Proxy Voting Policies) is integrated by reference within the body of the SAI.

         Response: The SAI discloses that the Board of Trustees has delegated to each fund's sub-adviser the responsibility to vote proxies, and that the proxy voting policies are attached as Appendix B.

17. Please file as an exhibit under Part C the actual advisory and subadvisory agreements, not "forms of" agreement.

         Response: The actual advisory and subadvisory agreements will be filed as exhibits to our filing under Rule 485(b) prior to the effective date of the prospectus.

18.      Tandy representations must be submitted.

         Response:   In regards to the referenced filing, the Trust acknowledges the following:

o The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
o The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and
o The Trust may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 603-226-5706 with any further questions or comments. As always, thank you for your assistance.

Best Regards,

/s/ Craig Moreshead

Craig Moreshead
Senior Counsel